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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes            No     X

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2002

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

		Six months ended June 30,
	At December 31, 2001
		2001	2002	2002
	Euro	Euro Unaudited	Euro Unaudited	USD Unaudited
Revenues:
Product sales	317,571	123,660	244,110	240,595
Technology development and other services	5,093	4,135	526	518

	322,664	127,795	244,636	241,113
Cost of revenues:
Product sales	254,658	103,456	175,570	173,042
Technology development and other services	4,718	1,808	1,841	1,814

	259,376	105,264	177,411	174,856

Gross profit	63,288	22,531	67,225	66,257
Operating expenses:
Research and development	32,634	13,288	27,597	27,200
Sales and marketing	12,416	5,167	9,072	8,941
General and administrative	13,297	6,067	10,720	10,566
Amortization of goodwill	278	140	—	—
Amortization of deferred stock-based compensation	1,711	862	855	843

Total operating expenses	60,336	25,524	48,244	47,549

Operating income (loss)	2,952	(2,993)	18,981	18,708

Interest income, net	3,827	2,081	1,217	1,199
Foreign exchange loss	142	(914)	(8,130)	(8,013)
Provision for loss on long-term investments	(716)	—	—	—

Total financial income (loss)	3,253	1,167	(6,913)	(6,813)

Income (loss) before minority interests and income taxes	6,205	(1,826)	12,068	11,894
Minority interests (benefit)	(804)	(250)	(53)	(52)

Income (loss) before income taxes	7,009	(1,576)	12,121	11,946
Income tax expense (benefit)	(2,299)	(463)	(1,431)	(1,410)

Net income (loss)	9,308	(1,113)	13,552	13,357

Basic net income (loss) per share	0.63	(0.08)	0.91	0.90

Diluted net income (loss) per share	0.61	(0.08)	0.88	0.86

Number of shares used for computing:
— basic net income (loss) per share	14,726,647	14,699,682	14,872,620	14,872,620
— diluted net income (loss) per share	15,359,226	14,699,682	15,457,452	15,457,452

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

		At June 30,
	At December 31, 2001
		2002	2002
	Euro	Euro unaudited	USD unaudited
ASSETS
Current assets:
Cash and cash equivalents	128,972	120,245	118,513
Short-term investments	3,008	3,118	3,073
Accounts receivable, net	46,219	88,144	86,875
Inventory, net	13,858	29,250	28,829
Value added tax recoverable	22,251	3,179	3,133
Prepaid expenses and other current assets	12,720	5,657	5,576

Total current assets	227,028	249,593	245,999
Property and equipment, net	15,666	23,991	23,646
Goodwill, net	5,716	5,083	5,010
Long-term investments	3,476	3,438	3,388
Other assets	8,061	8,871	8,743

Total assets	259,947	290,976	286,786

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	111,926	116,060	114,389
Accrued compensation	5,755	5,717	5,635
Other accrued expenses	15,525	25,988	25,614
Current portion of loans	488	82	81
Current portion of capitalized lease obligations	201	167	165
Deferred revenue and advances received from customers	2,648	3,366	3,318
Other liabilities	521	507	500

Total current liabilities	137,064	151,887	149,700
Long-term portion of capitalized lease obligations	228	256	252
Other long-term liabilities	410	1,008	993

Total long-term liabilities	638	1,264	1,246
Minority interests	361	308	304
Shareholders' equity:
Shares, Euro 1 nominal value, 14,948,311 shares issued and outstanding at June 30, 2002 (14,810,614 at December 31, 2001)	14,811	14,948	14,733
Additional paid-in capital	135,013	135,358	133,409
Deferred compensation	(2,990)	(1,802)	(1,776)
Retained earnings (deficit)	(25,673)	(12,121)	(11,946)
Cumulative translation adjustment	723	1,134	1,118

Total shareholders' equity	121,884	137,517	135,537

Total liabilities and shareholders' equity	259,947	290,976	286,786

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

		Six months ended June 30,
	At December 31, 2001
		2002	2002
	Euro	Euro unaudited	USD unaudited
Cash flows from operating activities:
Net income (loss)	9,308	13,552	13,357
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Depreciation and amortization of property and equipment	5,042	4,181	4,121
Provision for loss on long-term investments	716	—	—
Amortization of goodwill	278	—	—
Amortization of deferred stock-based compensation	1,711	1,188	1,171
Minority interests	(804)	(53)	(52)
Net increase (decrease) in cash from working capital items	33,747	(13,638)	(13,442)

Net cash provided by operating activities	49,998	5,230	5,155

Cash flows from investing activities:
Acquisition of Iconn Wireless	(4,719)	—	—
Final payment on Arguin acquisition	462	—	—
Disposal (acquisition) of short-term investments	23,799	(110)	(108)
Disposal (acquisition) of long term investments	(113)	37	36
Purchases of property and equipment	(10,330)	(12,629)	(12,447)
Proceeds from sale of property and equipment	—	137	135

Net cash provided (used) by investing activities	9,099	(12,565)	(12,384)

Cash flows from financing activities:
Net decrease in overdrafts and lines of credit	(529)	—	—
Repayment of loans	(146)	(407)	(401)
Principal payments on capital lease obligations	(815)	(137)	(135)
Exercise of stock options and founders' warrants	386	483	476

Net cash used by financing activities	(1,104)	(61)	(60)
Effect of exchange rate changes on cash and cash equivalents	1,755	(1,331)	(1,312)

Net increase (decrease) in cash and cash equivalents	59,748	(8,727)	(8,601)
Cash and cash equivalents, beginning of period	69,224	128,972	127,115

Cash and cash equivalents, end of period	128,972	120,245	118,513

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of euro, except share data)

	Shares					Accumulated Other Comprehensive Income
			Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)		Total Shareholders' Equity
	Number	Amount
Balance at December 31, 2001	14,810,614	€14,811	€135,013	€(2,990)	€(25,673)	€723	€121,884
Amortization of deferred compensation				1,188			1,188
Issuance of shares in connection with the exercise of founders' warrants and options	137,697	137	345				482
Comprehensive income:
Net income					13,552		13,552
Foreign currency translation						411	411

Total comprehensive income					13,552	411	13,963

Balance at June 30, 2002	14,948,311	€14,948	€135,358	€(1,802)	€(12,121)	€1,134	€137,517

Balance at June 30, 2002 (in thousands of US dollars)	14,948,311	$14,733	$133,409	$(1,776)	$(11,946)	$1,118	$135,537

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1. Basis of Presentation and Changes in Accounting Principles

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with Wavecom's audited consolidated financial statements and footnotes thereto included in Company's annual report on Form 20-F for the year ended December 31, 2001.

Convenience translation

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the Noon Buying Rate in New York on June 28, 2002, which was $0.9856 for each euro.

Goodwill amortization

        In accordance with Financial Accounting Standards Board statement No 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill will be tested for impairment on an annual basis and whenever indicators of impairment arise. No impairment losses have been identified by Wavecom at June 30, 2002.

2. Concentration of Risk

        Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

        Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris.

        As of June 30, 2002, Wavecom sub-contracts the manufacturing and assembly of its products to two supplies located in France and Romania. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers were unable to meet Wavecom's requirements.

        Wavecom sells its products to customers in a variety of industries principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit as collateral in certain circumstances.

        Accounts receivable (before allowance for doubtful accounts) at June 30, 2002 and December 31, 2001 totaled €88,000,000 and €47,000,000 respectively.

        A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance
Year ended December 31, 2001	477	164	313	328
Six months ended June 30, 2002	328	14	108	234

        For the year ended December 31, 2001 and for the six-month periods ended June 30, 2002 and 2001, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual and first half of year revenues, and corresponding year-end and half-year-end amounts receivable, from these customers were as follows (in thousands):

	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable
	December 31, 2001		June 30, 2001		June 30, 2002
Customer A	€106,162	€15,817	€26,263	€11,714	€147,528	€58,250
Customer B	114,130	12,780	53,086	4,085	31,388	3,348

        Sales to customers by geographic region are summarized as follows (in thousands):

		Six months ended June 30,
	Year ended December 31, 2001
		2001	2002
China	€126,860	€34,603	€156,338
Korea	114,180	53,139	31,812
Rest of Asia	28,662	12,534	4,335
Germany	16,135	10,592	6,889
Italy	8,791	4,370	5,497
France	6,028	3,187	4,365
United Kingdom	3,976	1,934	2,531
Spain	2,657	1,607	2,876
Rest of Europe	6,234	2,645	5,780
Americas	3,509	1,934	18,437
Rest of world	5,632	1,250	5,776

	€322,664	€127,795	€244,636

        Geographic region is determined by the point of origination of the customer's invoice and may not indicate the final destination of product usage.

        At December 31, 2001 and June 30, 2002, Wavecom had amounts of €83,680,000 and €76,327,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates.

3. Inventory

        Components of inventory are:

	December 31, 2001	June 30, 2002
	(in thousands)
Purchased components and raw materials	€70	€22,833
Finished goods	15,785	14,496

	15,855	37,329
Provision for obsolete inventory	1,997	8,079

	€13,858	€29,250

        The increase of components inventory is due to a change in accounting. At the end of June, Wavecom amended the contract with one of its contract manufacturer to reflect its increased role in negotiating terms and conditions directly with component suppliers, as well as the overall evolution of Wavecom industrial and purchasing organization. As a result of the changes in the contract terms, Wavecom believes that it bears the essential of the risk of ownership of the components to be used for the products, although these components continue to be legally owned by the contract manufacturer. Therefore, beginning June 30, 2002, the balance sheet includes as an asset this stock of components, with a corresponding liability to the contract manufacturer.

4. Prepaid expenses and other current assets

        Prepaid expenses and other current assets include:

	December 31, 2001	June 30, 2002
	(in thousands)
Research tax credit: current portion	€813	€737
Suppliers' credit note accruals	5,717	254
Prepaid expenses	4,245	3,791
Iconn Wireless amounts held in escrow	1,339	675
Other current assets	606	200

Total prepaid expenses and other current assets	€12,720	€5,657

        As of December 31, 2001, Wavecom had research tax credits receivable of €5,626,000 which are recoverable, if not previously used to offset taxes payable, in the fourth year following their generation:

  2002: €813,000
  2003: €737,000
  2004: €1,541,000
  2005: €2,535,000.

        During the six months ended June 30, 2002, Wavecom received the reimbursement of the research tax credit generated in 1998 of €813,000 and not used to offset income taxes payable in the fourth year following it generation. At June 30, 2002, Wavecom has recorded a research tax credit of €1,667,000, based on the 2002 budgeted research and development expenses and reduced for the six first months.

5. Debt

        Wavecom had an interest-free loan from Coface, an export credit agency of the French government, with a balance outstanding of €488,000 at December 31, 2001. A reimbursement of €406,000 was made during the six months ended June 30, 2002.

6. Other accrued expenses

        Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expenses.

Accrued royalties

        Accrued royalties amount to €9,375,000 and €18,398,000 as at December 31, 2001 and June 30, 2002, respectively.

        Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with three patent holders for technologies deemed to be essential for Wavecom's products. Wavecom is in the process of negotiating with other patent holders. Wavecom's management considers that it is probable that other patent holders may claim that the technology covered by their patents is essential to Wavecom's products.

        The estimated cost of royalties which may be due to other patent holders in connection with their technologies, as well as yet unasserted claims, has been accrued in the financial statements based on a percentage of the consolidated revenue. The ultimate royalty paid by the company might differ from the amounts accrued.

Warranty accrual

        The warranty accruals amount to €2,392,000 and €5,012,000 as at December 31, 2001 and June 30, 2002, respectively.

        Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The Company's policy with respect to sales returns generally provides that a customer may not return inventory except at Wavecom's option.

7. Shareholders' Equity

        A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €
Balance at December 31, 2001	2,574,093	45.27	2.29 - 150.72
Granted	20,000	42.46	42.46
Exercised	(137,697)	3.51	2.29 - 26.68
Cancelled	(46,090)	57.83	34.66 - 139.52

Balance at June 30, 2002	2,410,306	47.43	2.29 - 150.72

        At June 30, 2002, 716,518 founders' warrants, stock options and warrants were exercisable.

8. Income taxes

        Income tax benefit at December 30, 2001 and June 30, 2002 are due to research tax credits earned by the French parent company. At June 30, 2002, Wavecom has recorded a research tax credit of €1,667,000.

9. Employees

        Wavecom's salaried personnel totalled 533 at June 30, 2002, up from 421 at December 31, 2001.

10. Subsequent events

        On July 9, 2002, the board of directors granted 399,135 founders' warrants to employees of the French parent company and 170,820 stock options to employees of subsidiaries, at an exercise price of €39.18.

        In July 2002, Wavecom signed a lease for 15,000 square meters of office space in Issy les Moulineaux. A bank guarantee of €13,110,000 was issued in order to secure annual lease payments. Investments in commercial paper have been pledged as security.

        In August 2002, Wavecom signed a contract with a new contract manufacturer based in Beijing (China).

OPERATING AND FINANCIAL REVIEW

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our second quarter and half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the six-month periods ended June 30, 2002 compared to the six-month periods ended June 30, 2001

  Revenues

        In the six months ended June 30, 2002 total revenues increased 91.4% to €244,636,000 from €127,795,000 compared to the first six months 2001. Product revenues represented 99.8% of total revenues in the first half of 2002 compared to 96.8% in the first half of 2001.

        Sales of WISMO modules accounted for 92% of total product sales in the first half of 2002, compared to 84% in the same period in 2001. The increase in product revenues in 2002 was due principally to increased sales of WISMO modules for personal communications device applications, such as mobile telephones and personal digital assistants. The decline of the U.S. dollar versus the euro, however, had a negative impact on revenues in the second quarter of 2002.

  Cost of revenues

        Cost of goods sold.    Cost of goods sold consists primarily of the cost of components and our manufacturers' charges. In the first half of 2002, product cost of goods sold reached €175,570,000 up from €103,456,000 in the first half of 2001. Our gross profit on product sales in the six months ended June 30, 2002 was €68,540,000 (28.1% of product revenues) compared to €20,204,000 (16.3% of product revenues) in the same period in 2001.

        Our gross margin improved compared to one year ago as a result of lower component costs (as we increased volumes, put in place an experienced purchasing team and benefited from general cost decreases in the electronic component market) and lower labor costs resulting from the transfer of most WISMO module manufacturing from France to Romania. Finally, cost related to engineering changes decreased as our production personnel became more experienced and our products mature. These significant cost reductions were offset in part by declines in our average selling prices. The ASP for our WISMO module declined approximately 20% from the first half of 2001 to the first half of 2002.

        Cost of services.    Year-to-date cost of providing services was basically flat compared to the first half of 2001 at €1,841,000. We realized a gross profit from services of €2,327,000 in the first half of 2001 compared to a loss on services of €1,315,000 in 2002. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

        Research and development.    We spent €27,597,000 (11.3% of revenues) on research and development in the first half of 2002 compared to €13,288,000 (10.4% of revenues) in the same period in 2001. This 108% increase in our research and development spending reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line and to improved software interfaces and development tools. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS, CDMA and UMTS. The new WISMO Quick 2400 series went into mass production in the second quarter of 2002 and we expect to launch three more new products before the end of the year: WISMO Pac 3200 and the CDMA and quad-band versions of the WISMO Quick.

        Sales and marketing.    Sales and marketing expenses in the six months ended June 30, 2002 totaled €9,072,000 (3.7% of revenues) compared to €5,167,000 (4.0% of revenues) in the same period in 2001. The increase of sales and marketing expenses in 2002 reflects an increase in our presence in the Asia-Pacific and U.S. markets, as well as increased spending at trade shows and increases in the staffing of our marketing department. In addition, we make the strategic decision to begin to promote our products more aggressively than in the past.

        General and administrative.    General and administrative expenses increased 77% from €6,067,000 (4.7% of revenues) in the first half of 2001 to €10,720,000 (4.4% of revenues) in 2002. While general and administration expenses have been held steady as a percentage of revenues, the increase in absolute terms is a result of the growing need for support services (including finance, legal, corporate communications, human resources and information systems departments) both in France and the subsidiaries in Asia and in the United States that are now growing at a faster rate than the parent company.

        Our headcount grew to 725 at June 2002 globally, up from 430 at June 30, 2001. We continue to reinforce our production and quality assurance teams, add to our R&D staff, expand the number of engineers working on customer projects and add sales and marketing staff internationally. Our headcount figures include salaried employees as well as independent contractors.

  Other income (expense)

        Interest income, net.    We recorded net interest income of €1,217,000 in the first half of 2002, compared to €2,081,000 in the same period in 2001. The decrease in net interest income results from the approximate halving of interest rates from early 2001 to 2002.

        Foreign exchange gain (loss).    We had a net foreign exchange loss of €8,130,000 in the six months ended June 30, 2002 compared €914,000 in the same period in the prior year. The net foreign exchange loss of the first half of 2002 is a result of a significant of loss of €8,415,000 in the second quarter. This net foreign exchange loss stemmed from the rapid decline in the U.S. dollar compared to the euro during the second quarter Foreign exchange losses were incurred on cash balances and accounts receivable denominated in dollars, which were not completely offset by gains on accounts payable in dollars.

        Income tax expense (benefit).    Our €1,431,000 net tax benefit in the first half of 2002 (€463,000 in the first half of 2001) represents principally French research tax credits, offset slightly by tax expense in certain jurisdictions. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time. We recorded no tax expense in most jurisdictions, including France, due to the existence of tax loss carry forwards in excess of taxable income.

Liquidity and capital resources

        We had positive cash flow from operating activities of €5,230,000 in the six-month period ended June 30, 2002 compared €49,998,000 in the year ended December 31, 2001. The decrease in the first half of 2002 was due to the timing of payments to a major supplier resulting from late invoicing by the supplier at the end of 2001, while cash generated in 2001 was principally due to headcount increases, continue. We had working capital of €97,706,000 at June 30, 2002, up from €89,964,000 at December 31, 2001.

        At June 30, 2002, our debt and capital lease obligations (including the current portion), amounted to €505,000 compared to debt and capital lease obligations of €917,000 at the end of 2001. We had €123,363,000 in cash, cash equivalents and short-term investments at June 30, 2002 compared to €131,980,000 at December 31, 2001.

        At June 30, 2002, we had commitments outstanding to purchase approximately €5.5 million in fixed assets, which were expected to be placed in service during the second half of 2002. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, as well as technological and market developments in the wireless communications industry and on other factors, such as headcount growth. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2002.

        At June 30, 2002, we had purchase commitments with our third-party manufacturers for future deliveries of products principally during the third and fourth quarters of 2002. These purchase commitments totaled approximately €179 million.

Statutory Auditors' Review Report on the Consolidated Interim Financial
Statements
(Free translation of the French original)

        In our capacity as statutory auditors of Wavecom, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

  —a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements of Wavecom for the six-month period ended June 30, 2002,

  —an examination of the information provided in the Company's interim report.

        These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

        We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

        Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles.

        Without qualifying our opinion, we draw attention to note 1 to the consolidated financial statements, relating to the first application of the regulation 2000-06, instructed by the accounting regulation Comittee and to the resulting change of accounting method.

        We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

        We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris, July 22, 2002

Statutory auditors

ERNST & YOUNG	ROUER, BERNARD, BRETOUT
Represented by	Represented by
John Mackey	Philippe ROUER

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 27, 2002

WAVECOM, S.A.
By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer

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WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands of euro, except share data)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
Statutory Auditors' Review Report on the Consolidated Interim Financial Statements (Free translation of the French original)
SIGNATURES